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                                                               EXHIBIT (A)(5)(C)

                                                                      [ARV LOGO]

October 18, 2001

American Retirement Villas Properties III, L.P.
Limited Partners

  RE:  RECOMMENDATION THAT YOU NOT TENDER YOUR UNITS IN
       C3 CAPITAL, LLC'S HOSTILE OFFER

Dear Limited Partner:

I am pleased to inform you that on October 18, 2001, we commenced a Tender Offer to purchase up to 10,000 of the Partnership Units, constituting approximately 54% of the Units outstanding, for a cash price of $360 per Unit, or 20% more than C3 Capital's hostile offer. Our Offer is conditioned, among other things, upon there being validly tendered and not withdrawn at least a majority of the outstanding Units.

THIS IS AN IMPORTANT TIME IN THE HISTORY OF YOUR PARTNERSHIP AND FOR YOUR INVESTMENT. PLEASE GIVE THESE MATERIALS YOUR IMMEDIATE AND CAREFUL ATTENTION.

We commenced our Offer to give you a more attractive alternative to the inadequate $300 per Unit hostile offer recently commenced by C3 Capital.

Enclosed is a Schedule 14D-9 that we filed today with the Securities and Exchange Commission on behalf of your Partnership, setting forth our recommendation that you NOT tender your Units to C3 Capital.

As your General Partner WE FEEL STRONGLY THAT THE C3 CAPITAL HOSTILE OFFER IS NOT IN YOUR BEST INTEREST for a variety of reasons set forth in detail in the enclosed materials. Among these reasons are the following:

     1. OUR OFFER OF $360 PER UNIT IS $60 PER UNIT (20%) MORE THAN THE C3 CAPITAL HOSTILE OFFER. Since the other terms and conditions of our Offer are EQUAL OR SUPERIOR TO THOSE OF the hostile offer, it would be to YOUR ECONOMIC ADVANTAGE TO TENDER YOUR UNITS TO US if you wish to sell your Units at this time.

     2. If C3 Capital is successful in acquiring control of your Partnership, there are a number of important factors that you should be aware of that C3 Capital failed to tell you about, including:

        - If C3 Capital is successful in replacing us as your General Partner, this could constitute an event of default under the Partnership's loan documents, causing all outstanding amounts, in the aggregate principal amount of $13.8 MILLION, TO BECOME IMMEDIATELY DUE AND PAYABLE. If there is an event of default, the lender could invoke its power under the loan agreements and California law to sell the properties to repay the outstanding indebtedness. Although it is not likely the Partnership would lose its equity in the properties, the value could be reduced.

          You should know that C3 Capital has NOT received any lender consents to avoid an event of default under the loan agreements, and there is NO ASSURANCE THAT C3 CAPITAL WILL BE ABLE TO DO SO.

        - A loan with a current balance of $8,005,395 matures on one of your Partnership's properties on January 1, 2002, only 75 days from the date of this letter. On October 10, 2001, our lender, Red Mortgage Capital Inc., committed to EXTEND THE LOAN for one year to January 2003 IF ARV REMAINS IN CONTROL OF YOUR PARTNERSHIP. This extension period should allow your General Partner ample
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time to secure attractive long-term financing. In its hostile offer to you, C3
Capital has not disclosed the source of capital, if any, from which they expect the Partnership to refinance or repay this debt. Should C3 Capital gain control of your Partnership, your investment in the Partnership will therefore be inappropriately and unnecessarily put at risk.

     3. Who is in control of your Partnership should be very important to you, because you may choose not to, OR MAY NOT BE ABLE TO, sell all of your Units in the hostile offer. The C3 Capital hostile offer, if successful, would most likely result in your continuing to own Units in the Partnership, since C3 Capital puts limits on the number of your Units that it is obligated to purchase. As a result, the competence and track record of the General Partner would be of direct significance to you. Virtually no information about C3 Capital's management skills or financial capabilities is included in its offering materials. What we do know about their track record is that during the approximately nine years while members of C3 Capital were the managers of your Partnership, total distributions on a $5,000 initial investment (five Units) were $2,026. In comparison, total distributions from 1998 to 2001, the time during which the current management of the General Partner has been in control, have been $4,181. C3 Capital has chosen not to disclose these figures to you in its offering materials.

     4. Unitholders holding five or fewer Units will not be able to participate in the Hostile Offer at all unless they agree to tender all of their Units. Your General Partner's offer DOES NOT CONTAIN THIS RESTRICTION on its obligation to purchase your Units.

We have improved your Partnership's performance and have been working to further enhance the value of the Partnership's properties. As of September 30, 2001, the Partnership's two properties had a COMBINED OCCUPANCY OF APPROXIMATELY 95%. Prior to the hostile offer, we were actively taking steps to provide you with increased liquidity for your entire ownership interest in the Partnership through a sale of the Partnership's properties. Information about our activities in that regard, and the valuation analysis that we have made in connection with our Offer, are set forth in detail in the enclosed materials.

Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the hostile offer, is our Offer to Purchase and related materials, INCLUDING A LETTER OF TRANSMITTAL TO BE USED FOR TENDERING YOUR UNITS. PLEASE USE THE BLUE FORM AND WHITE ENVELOPE. These documents set forth the terms and conditions of our Offer, provide detailed information about this transaction, and include instructions as to how to tender your Units to us.

ALSO ENCLOSED IS AN IMPORTANT ORANGE NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS THAT YOU SHOULD COMPLETE AND SEND IN THE ORANGE ENVELOPE IF YOU HAVE TENDERED UNITS TO C3 CAPITAL. INSTRUCTIONS ARE INCLUDED.

I URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY. IF YOU CHOOSE TO TENDER YOUR UNITS, I ENCOURAGE YOU TO ACCEPT YOUR GENERAL PARTNER'S OFFER OF $360 PER UNIT. IF YOU HAVE ANY QUESTIONS, PLEASE CALL THE INFORMATION AGENT AT (800) 223-2064, OR CALL MS. CONNIE LESTER AT (714) 435-4338.

Thank you for your support.

Sincerely,

ARV ASSISTED LIVING, INC.

/s/ DOUGLAS M. PASQUALE
DOUGLAS M. PASQUALE
Chief Executive Officer and
Chairman of the Board